MAIL STOP 7010
									May 19, 2006
John Maguire
President
Irish Mag, Inc.
646 First Avenue South
St. Petersburg, Florida 33701

RE:	Irish Mag, Inc.
	Registration Statement on Form SB-2
	File No. 333-132119
	Amended May 10, 2006

Dear Mr. Maguire:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your supplemental response to comment 2 of our April
28,
2006 letter that you have submitted a marked PDF version of this prospectus; however, it appears that you have not marked your changes on any version of this prospectus. Therefore, we again remind you to file a marked copy of each amendment that clearly shows the changes you have made to your registration statement. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

2. We reissue comment 25, since you do not appear to have made the requested change correctly. Please give retroactive effect to the stock split that occurred on February 15, 2006 and any other stock splits. This means changing your disclosures throughout the filing, such as the Dilution section and Recent Sales of Unregistered Securities section, to consistently use post-split shares and post-split purchase price per share information for disclosing all of your share activity. The number of authorized, issued and outstanding shares on your balance sheet and all amounts in your statements of changes in stockholder`s equity also need to give retroactive effect to the stock split. This applies to both your 2005 and your 2004 financial statements. Refer to SAB Topic 4:C.

3. Please update the financial statements and corresponding financial information included to comply with Item 310(g) of Regulation S-B.

Cover Page of the Prospectus

4. We reissue comment 5 of our April 28, 2006 letter. Please revise to delete the statement that "all shares offered in the secondary offering will terminate simultaneously with the primary offering date or until our shares become quoted on the OTCBB or securities exchange and thereafter at prevailing market prices or privately negotiated prices" and instead state, if this is what you mean, that the primary and resale offerings will end on the same date.

The Offering

5. Please disclose in this, the Selling Security Holders, and Plan of
Distribution sections that affiliated selling shareholders will sell at a fixed price of $1.00 for the duration of the offering, rather than until listed on the OTCBB or securities exchange and thereafter at privately negotiated prices. Additionally, please disclose in all appropriate sections of the prospectus that these affiliated security holders are underwriters, not just that they may be deemed underwriters.

Risk Factors

6. Because you do not appear to have made revisions in response to comment 8 of our March 23, 2006 letter, we reissue the comment.

(9) Since We Are Selling up to 1,000,000 Shares of Our Common
Stock
on a Self-underwritten Basis, Purchasers, If Any, Will Not Have the
Benefit of Independent Due Diligence, page 6

7. The inaccuracy of statements in this prospectus, due to the lack of underwriter due diligence or otherwise, is not an appropriate risk factor. You are responsible for the accuracy of the disclosure in the prospectus. Please delete the statement in the subheading and the text that you will not benefit from and there will be no independent due diligence. The thrust of the remainder of the risk factor, that you are less likely to sell shares in a self-underwritten offering, is appropriate.

Plan of Distribution, page 16

8. Please delete the statement that you will be selling to individuals who have "had sufficient information and time to make a prudent investment decision..."

Management`s Discussion and Analysis of Financial Condition, page
25

Our Business, page 25

9. Please disclose how much money you anticipate it will require to get your web site fully operational within thirty days after you have secured the necessary funds.

(a) Marketing Plan, page 27

10. We note your response to comment 18 of our April 28, 2006 letter;
however, it does not appear that you have modified the first sentence of this section. Please revise.

Item 26. Recent Sales of Unregistered Securities

11. In the first sentence of the second paragraph in this section you state that the board authorized the sale of "up to sixty (60) additional shares of stock" and then in the very next sentence you state that you sold only thirty-five of the "authorized fifty shares." Please revise to clarify this point.

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

12. Please make arrangements to have the auditor revise his consent to refer to the Form SB-2, as amended. Please also ensure that the auditor also refers to the Interest of Named Experts and Counsel caption, along with the Experts caption already referenced.

Closing Comments

      Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at
(202) 551-3729 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

CC:  	Diane J. Harrison, Esq.
	(941) 761-3104
John Maguire
Irish Mag, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE